COCA-COLA AMATIL

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233

04010058

File Number: 82.2994

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 23 2004
WASH, D.C.
158

12 February 2004

SUPPL

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 is a copy of an announcement released today.

Yours faithfully

PROCESSED
FEB 25 2004
THOMSON FINANCIAL

D.A. WYLIE
COMPANY SECRETARY

2/25

ASX Listing Rule 4.3A

COCA-COLA AMATIL

A.B.N. 26 004 139 397

Australian Stock Exchange Listing Rules Disclosure

Preliminary Final Report

For the period ended 31 December 2003

Contents

The information contained in this Report is to be read in conjunction with the last annual report and any announcements to the market by Coca-Cola Amatil Limited during the period.

Coca-Cola Amatil is the largest bottler of non-alcoholic beverages in the Asia Pacific region. It operates in six countries – Australia, Indonesia, Fiji, New Zealand, Papua New Guinea and South Korea – employs 16,273 people (including Neverfail) and has access to 282.9 million consumers through 650,000 active customers.

CCA will host a presentation to analysts and media on 12th February 2004 at 2.30pm, which will be webcast (www.ccamatil.com) with all presentation material posted to CCA's website. A replay of the presentation, including the question and answer session, will be available on the website.

For more information about Coca-Cola Amatil, please visit www.ccamatil.com

For further information, please contact:

Analysts – Peter Steel +61 2 9259 6553

Media – Alec Wagstaff +61 2 9259 6571

ASX Listing Rule 4.3A

Coca-Cola Amatil Limited

A.B.N. 26 004 139 397

Preliminary Final Report

For the period ended 31 December 2003
compared to prior full year period ended 31 December 2002

Results for announcement to the market

Group Results

Revenue from sales of beverages ($M)	down	2.2%	to	3,357.1
Revenue from ordinary activities[(a)] ($M)	down	6.8%	to	3,523.8
Earnings before interest, tax and significant items[(b)] ($M)	**up**	**11.4%**	to	**470.0**
EBIT margin on revenue from sales of beverages	up	1.7 points	to	14.0%
Earnings before interest and tax ($M)	up	10.6%	to	470.0
Profit from ordinary activities after tax attributable to members (before significant items)[(b) (c)]($M)	**up**	**16.2%**	to	**238.8**
Profit from ordinary activities after tax attributable to members ($M)	down	7.3%	to	194.2
Net profit for the period attributable to members ($M)	**down**	**7.3%**	to	**194.2**

(a) The prior period figure includes proceeds from sale of major South Korean properties of $89.8M and proceeds from sale of PET manufacturing operations of $154.0M that were identified as significant items.

(b) Significant items are summarised as follows –

	2003 $M	2002 $M
Significant items before tax	–	3.2
Tax (expense)/benefit	(44.6)	0.8
	(44.6)	4.0

(c) Coca-Cola Amatil Limited (CCA) has reached a settlement with the Australian Taxation Office over a dispute with respect to the demerger of CCA's European operations in 1998. The effect is recorded as a significant item with payment of the additional tax expected to be made early in 2004. The settlement of $50.0 million ($44.6 million tax expense) will finalise all matters pertaining to the dispute over CCA's European demerger in 1998.

Group Ratios

Earnings per share before significant items[(d)]	**up**	**15.1%**	To	**34.3¢**
Earnings per share[(d)]	down	8.2%	to	27.9¢
Return on average capital employed	**up**	**1.4 points**	to	**10.2%**
Net debt to book equity	up	8.1 points	to	54.1%
Capital expenditure to revenue from sales of beverages	up	2.0 points	to	4.8%
EBIT interest cover	up	0.9 times	to	4.1 times

(d) Earnings per share based on weighted average shares of 695.6 million for 2003 financial year and 689.4 million for 2002 financial year.

Dividends	Amount per security	Franked amount per security at 30% tax rate
Final dividend	**13.0¢**	**9.75¢**
Previous corresponding period	10.5¢	5.25¢
The record date for determining entitlements to the dividend	**Friday, 27 February 2004**	

Full Year Commentary
For the year ended 31 December 2003 12 February 2004

Highlights of 2003 Full Year Results

- **Coca-Cola Amatil delivered an excellent result in 2003, the third consecutive year of double-digit earnings growth:**
  - **Net profit**, before significant items, increased by 16.2% to $238.8 million.
  - **Earnings per share**, before significant items, increased by 15.1% to 34.3 cents.
  - **Return on capital employed** improved by 1.4 percentage points to 10.2%.
  - **Free cash flow** was very strong at $260.1 million.
  - **Significant item** of $44.6 million loss, following the settlement of a long running tax dispute with the Australian Taxation Office.
- **EBIT, before significant items, increased 11.4% due to outstanding results in Australia, New Zealand, Fiji and a small improvement in Indonesia which were partially offset by difficult trading conditions in South Korea:**
  - **Australia** (excluding Neverfail) achieved strong EBIT growth of 15.9% (up $50.5 million) and a record margin of 19.9%. The outstanding result was due to a substantial increase in cold drink equipment placements, further product and package innovation, strong marketing programs, growth in water and the stronger Australian Dollar benefiting raw material costs and further cost savings.
  - **Neverfail** performed in line with expectations since its acquisition in July 2003 and for the six months generated approximately $10 million of EBIT.
  - **Oceania** grew EBIT by more than 30% (up $19.2 million), led by an outstanding contribution from New Zealand. The region continues to outperform in all areas with excellent volume, revenue and EBIT growth. New Zealand has had strong core brand sales and benefited from the Rio Beverages acquisition.
  - **South Korea** recorded an EBIT of $14.2 million as the impact of the weak economy, poor consumer confidence and a fixed cost base significantly impacted on performance in this market.
  - **Indonesia's** EBIT of $22.1 million was marginally ahead of 2002 as an improved second half result offset the generally difficult operating environment.
- **2003 dividends per share increased by 24.3% to 23.0 cents. Franking of the 13.0 cents final dividend was 75% (2002 final dividend was franked to 50%).**

Coca-Cola Amatil's Managing Director, Terry Davis, said "for the third consecutive year CCA achieved double-digit earnings growth (before significant items), with net profit increasing by 16.2%, earnings per share increasing by 15.1% and return on capital employed rising by 1.4 percentage points to 10.2%. This result reflects the continued focus on product mix improvement and maintaining discipline around capital management and cost reduction."

"CCA's priority has continued to be to materially improve the return on our capital employed. The progress made in 2003 has been significant, particularly in Australia and New Zealand with both delivering outstanding results. For the first time Australia, New Zealand and Fiji (which account for 70% of CCA's capital employed) all met and exceeded their respective cost of capital. However, significant progress is still needed to improve the returns from South Korea and Indonesia."

"The excellent 2003 result was achieved on revenue of $3.4 billion, with volume of 600 million unit cases[1]. The 1.7 percentage points increase in EBIT margin for the CCA Group to 14.0% was further testimony of the discipline in revenue management. The ability of our business to consistently generate free cash flow was once again a highlight, with free cash flow[2] at $260.1 million. Capital expenditure at 4.8% of revenue remained below our target spend of 5% to 6%, however this did not restrict CCA's capacity to profitably grow the business, particularly with a substantial increase in cold drink equipment placements," he added.

Other Expenses

Other expenses (principally the corporate centre) were $26.3 million in 2003, a decrease of $15.3 million over 2002, principally from labour savings and lower superannuation costs.

Interest and Taxation

CCA's net debt increased by $100.9 million in 2003 to a net debt to book equity ratio of 54.1% as at 31 December 2003 (46.0% at end of 2002). The increase in debt was due to the second half acquisitions of Neverfail Springwater Limited (Neverfail) and Peats Ridge Springs (Peats Ridge). CCA's net borrowing expense fell by 12.7% to $116.0 million and EBIT interest cover improved by a healthy 0.9 percentage points to 4.1 times.

The average taxation rate for the Group, excluding significant items, increased from 29.0% to 32.5%. The increase primarily reflects the lower proportion of CCA's earnings generated in South Korea in 2003. The South Korean business does not currently pay tax on its earnings and is not expected to do so until 2005, at the earliest.

CCA announced on 3 February 2004 it had reached a settlement with the Australian Taxation Office (ATO) in respect of all issues relating to the June 1998 demerger of its European operations and that all ATO investigations had been concluded on this matter. CCA previously disclosed in February 2003 that the ATO had advised that it intended to issue CCA an amended assessment relating to a transaction that was part of the demerger. The settlement will result in a $50 million payment of additional tax and the effect on CCA's 2003 net profit was $44.6 million, recorded as a significant item. Payment of the additional tax is expected to be made by the end of February 2004.

Free Cash Flow

CCA continued to generate very strong free cash flow of $260.1 million in 2003, the fourth consecutive year of positive free cash flow. Since 2000, CCA has generated over $1 billion of free cash flow.

The strong free cash flow was after capital expenditure of $161.4 million up from $96.5 million in 2002. The higher capital expenditure reflects further investments in revenue generating assets, particularly cold drink coolers in Australia and $16 million on an automated materials handling warehouse in Victoria ($31 million total investment).

---

1. A unit case is the equivalent of twenty-four 8oz serves or 5.678 litres.
2. Free cash flow is cash flow generated by the business which is available for return to shareholders and/or repayment of debt calculated as cash flow from operating activities less investment in infrastructure.

Full Year Commentary
For the year ended 31 December 2003 12 February 2004

Final Dividend

Reflecting CCA's commitment to improve overall shareholder returns, the final dividend has been increased by 23.8% to 13.0 cents per share. The final dividend has been declared and will be paid on 31 March 2004. The Record Date for determining dividend entitlements is 27 February 2004. The final dividend has been partly franked to 9.75 cents per share (at the 30% corporate tax rate). This franking of 75% represents a substantial increase from the 50% franking level for the 2002 and the interim 2003 dividends.

Combined with the interim dividend of 10.0 cents per share (partly franked to 5 cents per share) the 2003 dividends of 23.0 cents represents an increase of 24.3% over the 2002 dividends of 18.5 cents per share.

Outlook for 2004

In 2004 CCA will maintain its focus on increasing the return on capital employed through further product innovation, customer development and technology innovation. CCA also expects to further benefit from the appreciation of regional currencies on the approximate US$120 million of annual US Dollar denominated cost of goods sold in Australia, New Zealand and Indonesia.

There has been some recent improvement in the operating performance in South Korea, however, consumer confidence levels are still volatile and a material recovery in consumer confidence is not expected before the second half of 2004. CCA is strengthening its sales execution and marketing capabilities by working more closely with The Coca-Cola Company. It shall also widen the product and package offering and restructure its business activities in order to increase salesforce effectiveness and further reduce operating costs.

At this early stage of the year CCA remains confident that the annual earnings target (established in December 2001) of 10% to 15% net profit growth is again achievable in 2004. Free cash flow is expected to continue to be strong with capital spending to be at the top end of the 5% to 6% of revenue target.

An operating performance and full year earnings update will be provided to investors at the Annual General Meeting to be held in Sydney on 22 April 2004.

Senior Executive Changes and Appointments

Mr Mike Ihlein, Chief Financial Officer and Executive Director of CCA, after 26 years of valuable service has resigned from the Company to take up the role of Chief Financial Officer for Brambles Industries Limited. Mr Ihlein will leave CCA on 19 March 2004. He has made an excellent contribution to CCA and is widely respected by the CCA Board and employees. A decision on his replacement will be made in due course.

Mr Peter Baker, Managing Director Indonesia, shall retire from CCA effective 31 August 2004. Mr Baker has been an extremely valuable contributor to CCA's business for almost 35 years, within Australia, Europe and Asia. His strong and active participation in the senior management team and leadership of the CCA Indonesian business has been greatly appreciated by CCA.

Mr John Seward has been appointed to replace Mr Baker as Managing Director, Indonesia. Mr Seward is currently employed as the Managing Director for Coca-Cola Hellenic Bottling Company (CCHBC) in Nigeria having been in that role since 1999. He has also held senior management roles with Express Dairies and Elopak in the UK, and dairy companies in both Saudi Arabia and Ireland. Mr Seward will join CCA at the beginning of August 2004.

Mr Damian Gammell will commence with CCA Australia as Commercial Director reporting to Mr Warwick White, Managing Director, Australia. Mr Gammell will be responsible for CCA's non-carbonated soft drink businesses in Australia, including overseeing the expansion of Neverfail Springwater and developing CCA's juice business. He will also have CCA PNG and CCA's Australian marketing function reporting to him. Mr Gammell is currently employed as Managing Director for CCHBC Russia. He has held this very senior position since March 2001. His Coca-Cola experience dates from 1991 and he was CCHBC Regional Manager of Balkans & Southeast Europe before being appointed to the Russian role.

These two senior appointments will continue to materially strengthen CCA's executive management team and broaden its pool of talent.

Full Year Commentary
For the year ended 31 December 2003 12 February 2004

Operational Review of Performance

Australia

	2003	2002	*Change*
Revenue from sales of beverages ($ million)	**1,882.9**	1,776.8	*6.0%*
Revenue per unit case	$6.25	$6.22	*0.5%*
Revenue per unit case (excluding Neverfail)	$6.32	$6.22	*1.6%*
Sales Volume (million unit cases)	301.2	285.8	*5.4%*
EBIT, before significant items* ($ million)	**377.7**	317.0	*19.1%*
EBIT Margin, before significant items	**20.1%**	17.8%	*2.3pts*
EBIT * ($ million)	**377.7**	312.2	*21.0%*
Capital Expenditure to Revenue	**5.2%**	1.7%	

* *significant item of $4.8 million loss relating to redundancy costs and gain on sale of PET manufacturing operations recorded in* 2002

The Australian business achieved an outstanding EBIT growth of 19.1%, before significant items, and EBIT margin increased by 2.3 percentage points to 20.1%. This result represented very strong growth in the core business, as well as the benefit of the Neverfail acquisition. Australia's core business, before including approximately $10 million of EBIT (EBIT margin of 31.9%) from Neverfail, recorded an impressive 15.9% EBIT growth (19.9% EBIT margin), with a 2.5% volume growth in 2003.

CCA cycled the very successful 2002 launch of Vanilla Coke, with revenue from its cola brands growing by almost 5% in 2003 due to new flavours (Cherry Coke - October 2003 and Diet Coke with Vanilla - June 2003), new packaging (Diet Coke silver bottle) and an emphasis on immediate consumption packages. Revenue from non-CSD brands grew by more than 5% in 2003 led by water (Mount Franklin, pump) and sports drinks (Powerade).

The Convenience & Leisure channels recorded strong revenue growth of 6.4%, supported by the placement of approximately 10,000 new cold drink coolers. This trend was reflected in the solid revenue growth of immediate consumption packages (390mL, 600mL and 1.5 litre). A 1% revenue growth was recorded in the supermarket channel as CCA's main carbonated soft drink competitor undertook aggressive price promotions and heavy media advertising in an attempt to recover market share lost in the second half of 2002.

The very strong EBIT margin was achieved through 1.6% pricing growth (excluding Neverfail), the volume shift to the more profitable Convenience & Leisure channels, lower raw material costs and generally strong cost control. The Australian business benefited in 2003 from the strengthening of the Australian Dollar on its approximate US$75 million of US Dollar denominated costs of goods sold (principally sugar, resin and aluminium).

The higher capital spend reflects the substantial increase in cold drink equipment placements and $16 million invested in an automated material handling warehouse in Victoria ($31 million total investment).

Oceania (New Zealand, Papua New Guinea, Fiji)

	2003	2002	*Change*
Revenue from sales of beverages ($ million)	**484.3**	397.4	*21.9%*
Revenue per unit case	$6.11	$5.70	*7.2%*
Sales Volume (million unit cases)	79.2	69.7	*13.6%*
EBIT, before significant items* ($ million)	**82.3**	63.1	*30.4%*
EBIT Margin, before significant items	**17.0%**	15.9%	*1.1pts*
EBIT ($ million)	**82.3**	63.3	*30.0%*
Capital Expenditure to Revenue	**5.6%**	3.7%	

* - significant item of $0.2 million gain related to the sale of the PET manufacturing operations in New Zealand, recorded in 2002

Oceania's EBIT grew by an outstanding 30.4% on a 13.6% volume growth and a 1.1 percentage point EBIT margin increase to 17.0%. The region, led by New Zealand, continues to outperform with excellent volume, revenue and EBIT growth despite some difficult trading conditions in Papua New Guinea (PNG). Both Fiji and PNG recorded improved second half results, with the strength of CCA's Fiji business offsetting a decline in PNG's EBIT that principally arose from first half 2003 cost increases due to the devaluation of the PNG Kina.

The outstanding result in New Zealand was achieved through continued innovation in CCA's sales and marketing programs delivering revenue growth in both the supermarket and immediate consumption channels. This revenue growth came from strong core brand sales and the benefits of the Rio Beverages acquisition. New Zealand's core business, before including approximately NZ$60 million of revenue from the Rio brands, recorded an impressive 9.5% revenue growth (in local currency terms) in 2003.

CCA New Zealand continues to implement programs to increase CSD consumption and improve its market presence. These programs resulted in revenue from CSD's growing 6%, in local currency terms.

The strength of the Oceania region's EBIT margin at 17.0% was mainly as a result of the New Zealand performance. The New Zealand business in 2003 benefited from the stronger NZ Dollar on its approximate US$15 million of US Dollar denominated cost of goods sold and lower indirect costs.

As part of the market presence and product availability program, the Oceania region increased its cold drink equipment placements and as a result the capital expenditure to revenue ratio rose by 1.9 percentage points to 5.6%.

South Korea

	2003	2002	Change
Revenue from sales of beverages ($ million)	**612.5**	837.5	*(26.9)%*
Revenue per unit case	$5.03	$5.82	*(13.6)%*
Sales Volume (million unit cases)	121.7	143.9	*(15.4)%*
EBIT, before significant items* ($ million)	**14.2**	62.0	*(77.1)%*
EBIT Margin, before significant items	**2.3%**	7.4%	*(5.1)pts*
EBIT * ($ million)	**14.2**	72.4	*(80.4)%*
Capital Expenditure to Revenue	**3.9%**	1.6%	

* significant items of net $10.4 million gain relating to gain on sale of surplus properties, loss from rationalisation of certain non-profitable assets and redundancy costs recorded in 2002

The impact of a weak economy, poor consumer confidence and a high fixed cost base dramatically impacted the returns from South Korea, with 2003 full year EBIT at $14.2 million. The recession in 2003, combined with high levels of household debt, damaged already low consumer confidence and caused consumers to significantly reduce disposable spending. This has impacted all parts of the economy and resulted in a decline in overall non-alcoholic ready-to-drink beverage consumption.

CSD sales fell in 2003 with the majority of the decline as a result of lower frequency of consumption, although some shift to non-CSD beverages (predominantly water and less than 100% juice drinks) has occurred. Approximately 80% of CCA's volume is CSD's and it has an approximate 50% share of that segment but has less than 15% share of the water and juice drink segments. The volume decline, volume shift to lower priced water and adverse currency translation due to the strength of the Australian Dollar versus the Korean Won resulted in a 26.9% decline in revenue in 2003. In local currency terms total revenue was down 16.2%.

CCA recorded improved pricing on the majority of its packages in 2003, including 2% growth on the important 1.5 litre PET pack. This was despite a difficult pricing environment where the major hypermarkets undertook, at their cost, heavy discounting on many consumer goods (including CCA's products). A shift in CCA's volume towards the lower priced SoonSoo 100 (mineral water) has offset the improved pricing and resulted in local currency revenue per case being down 1%.

The 15.4% decline in volume and the high fixed cost base has resulted in a reduction in the 2003 full year EBIT margin to 2.3%. This was particularly evident in second half 2003, with CSD consumption at its lowest due to seasonal factors. CCA continues to implement initiatives to reduce the ongoing cost base of the business, including a 3% headcount reduction at December 2003 versus the end of 2002. CCA has also reached agreement with its suppliers for lower sweetener costs, commencing early 2004. The in-house sugar refining option has been deferred as CCA will realise raw material savings without incurring new capital to build a refining capability.

Indonesia

	2003	2002	*Change*
Revenue from sales of beverages ($ million)	**377.4**	420.9	*(10.3)%*
Revenue per unit case	$3.87	$4.05	*(4.4)%*
Sales Volume (million unit cases)	97.6	103.9	*(6.1)%*
EBIT ($ million)	**22.1**	21.4	*3.3%*
EBIT Margin	**5.9%**	5.1%	*0.8pts*
Capital Expenditure to Revenue	**3.3%**	8.8%	

Despite a difficult first half, operating conditions improved marginally in second half 2003 resulting in EBIT increasing by 3.3% over 2002 to $22.1 million. The difficult consumer environment and the January 2003 double-digit price increase, together led to a 6% fall in 2003 full year volume.

The national roll-out of Frestea has generated strong sales and the brand now accounts for approximately 8% of Indonesia's total revenue, up from 2% in 2002. The Frestea growth was, however, not sufficient to offset the decline in CSD sales, principally in the traditional outlets.

Revenue per case, in local currency terms, increased by almost 7% in 2003 reflecting the January price increase partially offset by the higher percentage of Frestea, which has a lower revenue per case than CSD's.

The improved second half margin reflects the leverage of higher volume on a high fixed cost base (40% higher volume in second half 2003 versus first half), raw material savings from lower cost of sugar and a slightly stronger Rupiah (on approximately US$30 million of annual US Dollar denominated cost of goods sold) and a 3% headcount reduction over the course of the year.

In response to the difficult operating conditions capital expenditure was reduced to 3.3% of revenue in 2003.

ENDS

Consolidated Statements of Financial Performance

Coca-Cola Amatil Limited

For the financial year ended 31 December 2003

	Refer Note	2003 $M	2002 $M
Revenues from ordinary activities – before interest income			
Before significant items		**3,523.8**	3,535.3
Significant items		**–**	243.8
	2	**3,523.8**	3,779.1
Expenses from ordinary activities – before borrowing expenses			
Before significant items		**(3,053.8)**	(3,113.4)
Significant items		**–**	(240.6)
	3	**(3,053.8)**	(3,354.0)
Earnings before interest and tax			
Before significant items		**470.0**	421.9
Significant items		**–**	3.2
	5	**470.0**	425.1
Net borrowing expenses			
Borrowing expenses	3	**(134.0)**	(182.5)
Interest income	2	**18.0**	49.7
		(116.0)	(132.8)
Profit from ordinary activities before tax	2 & 3	**354.0**	292.3
Income tax expense from ordinary activities			
Before significant items		**(114.9)**	(83.7)
Significant items	4	**(44.6)**	0.8
	4	**(159.5)**	(82.9)
Net profit		**194.5**	209.4
Net loss attributable to outside equity interests		**(0.3)**	0.1
Net profit attributable to members of Coca-Cola Amatil Limited	6	**194.2**	209.5
Other valuation adjustments recognised directly in equity			
Adjustment to retained profits upon adoption of revised Accounting Standard AASB 1028 "Employee Benefits"	6	**(1.3)**	–
Adjustment to asset revaluation reserve arising from valuation of properties		**(21.0)**	–
Net exchange difference on translation of financial statements of foreign controlled entities		**(350.2)**	44.1
Total adjustments attributable to members of Coca-Cola Amatil Limited recognised directly in equity		**(372.5)**	44.1
Total changes in equity other than those resulting from transactions with members of Coca-Cola Amatil Limited as owners	6	**(178.3)**	253.6
Earnings per share (EPS)		**¢**	¢
Basic EPS		**27.9**	30.4
Diluted EPS		**27.7**	30.1
Before significant items –			
Basic EPS		34.3	29.8
Diluted EPS		34.1	29.6

Notes appearing on pages 14 to 20 to be read as part of the financial statements.

Consolidated Statements of Financial Position

Coca-Cola Amatil Limited

As at 31 December 2003

	Refer Note	As at 31 Dec 2003 $M	As at 31 Dec 2002 $M
Current assets			
Cash assets		**260.1**	205.4
Receivables		**526.1**	501.5
Cross currency swap receivables relating to interest bearing liabilities		**-**	82.3
Inventories		**473.5**	500.4
Prepayments		**73.8**	65.6
Total current assets		**1,333.5**	1,355.2
Non-current assets			
Receivables		**14.2**	22.8
Cross currency swap receivables relating to interest bearing liabilities		**-**	28.8
Investments in securities		**0.4**	0.7
Investments in bottlers' agreements		**3,278.3**	3,252.1
Property, plant and equipment		**1,096.7**	1,228.8
Intangibles		**4.5**	4.6
Prepayments		**17.5**	17.2
Future income tax benefits		**46.9**	40.7
Total non-current assets		**4,458.5**	4,595.7
Total assets		**5,792.0**	5,950.9
Current liabilities			
Payables		**379.2**	349.2
Interest bearing liabilities		**404.6**	459.7
Current income tax liability		**175.0**	100.8
Provisions		**51.5**	46.5
Accrued charges		**253.5**	269.6
Total current liabilities		**1,263.8**	1,225.8
Non-current liabilities			
Interest bearing liabilities		**1,435.0**	1,335.4
Deferred income tax liability		**88.4**	93.9
Provisions		**83.1**	80.6
Total non-current liabilities		**1,606.5**	1,509.9
Total liabilities		**2,870.3**	2,735.7
Net assets		**2,921.7**	3,215.2
Equity			
Contributed equity	7	**1,631.1**	1,601.6
Reserves		**(419.0)**	(47.8)
Retained profits	6	**1,696.5**	1,646.1
Equity attributable to members of Coca-Cola Amatil Limited	6	**2,908.6**	3,199.9
Outside equity interests in controlled entities			
Contributed equity		**3.6**	3.6
Reserves		**(9.8)**	(7.3)
Retained profits		**19.3**	19.0
Total outside equity interests in controlled entities		**13.1**	15.3
Total equity		**2,921.7**	3,215.2

Consolidated Statements of Cash Flows
Coca-Cola Amatil Limited

For the financial year ended 31 December 2003

	Refer Note	2003 $M	2002 $M
Inflows (outflows)			
Cash flows from operating activities			
Receipts from customers		**3,429.6**	3,448.1
Payments to suppliers and employees		**(2,839.4)**	(2,856.8)
Dividends received		**1.3**	0.5
Interest received		**18.0**	61.3
Interest and other borrowing expenses paid		**(135.4)**	(194.5)
Income tax paid		**(89.8)**	(69.4)
Net cash flows from operating activities		**384.3**	389.2
Cash flows from investing activities			
Proceeds from –			
sale of PET manufacturing operations (net)		**–**	148.1
sale of major South Korean properties		**–**	89.8
sale of other property, plant and equipment		**37.2**	10.3
sale of Neverfail trademarks		**28.0**	–
Payments for –			
additions of property, plant and equipment		**(161.4)**	(96.5)
acquisitions of entities and operation (net)		**(242.2)**	(37.9)
other non-current assets		**(4.8)**	–
Net cash flows (used in)/from investing activities		**(343.2)**	113.8
Cash flows from financing activities			
Proceeds from issue of shares		**20.9**	16.4
Proceeds from borrowings		**671.1**	1,355.0
Borrowings repaid		**(806.0)**	(1,856.6)
Dividends paid		**(133.9)**	(84.3)
Net cash flows used in financing activities		**(247.9)**	(569.5)
Net decrease in cash held		**(206.8)**	(66.5)
Cash held at the beginning of the financial year		**194.5**	259.5
Exchange rate adjustments to cash held at the beginning of the financial year		**(27.8)**	1.5
Cash (deficit)/held at the end of the financial year	10	**(40.1)**	194.5

Notes appearing on pages 14 to 20 to be read as part of the financial statements.

1. Basis of Financial Report Preparation

This financial report is a general purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Accounting Standards and other mandatory professional reporting requirements (Urgent Issues Group Consensus Views).

The financial report does not include all notes of the type normally included within the annual financial report. As a result it should be read in conjunction with the 31 December 2002 annual financial report of CCA together with any public announcements made by CCA during the financial year ended 31 December 2003.

a) Historical cost

This financial report has been prepared on the basis of historical cost, except for freehold and leasehold properties which are carried at fair value.

b) Changes in accounting policies

The accounting policies adopted in the preparation of the financial report are consistent with those applied and disclosed in the 2002 annual financial report except for the following –

Employee benefits

The Group has adopted the revised Accounting Standard AASB 1028 "Employee Benefits", which has resulted in a change in the accounting policy for the measurement of employee benefit liabilities. The provision for employee benefits was previously based upon remuneration rates applicable as at the date of recognition of the liability. As required by the revised standard, the provision for employee benefits measurement is now based upon the remuneration rates expected to be paid when the liability is settled. The effect of the revised policy has been to decrease consolidated retained profits by $1.3 million, increase future income tax benefits by $0.5 million and increase employee benefit liabilities by $1.8 million, at the beginning of the year. As well, consolidated current year profits have decreased by $0.1 million due to an increase in employee benefits expense.

	2003 $M	2002 $M
2. Revenues from Ordinary Activities		
Sales of beverages	**3,357.1**	3,432.6
Other revenue		
From operating activities		
Sales of materials	**79.1**	75.4
Rendering of services	**3.4**	6.5
Rental and other trading revenue	**16.0**	10.0
From non-operating activities		
Dividend income from other corporations	**1.3**	0.5
Proceeds from sale of –		
PET manufacturing operations	**–**	154.0
major South Korean properties	**–**	89.8
other property, plant and equipment	**38.9**	10.3
Neverfail trademarks	**28.0**	–
Total revenues – before interest income	**3,523.8**	3,779.1
Interest income from non-operating activities	**18.0**	49.7
Total revenues	**3,541.8**	3,828.8
Significant items included in total revenues		
Proceeds from sale of –		
PET manufacturing operations	**–**	154.0
major South Korean properties	**–**	89.8
	–	243.8

3. Profit from Ordinary Activities

Profit from ordinary activities before tax has been arrived at after including –

	2003 $M	2002 $M
a) Expenses		
Cost of goods sold	**1,910.9**	2,022.9
Selling	**518.9**	515.8
Warehousing and distribution	**324.5**	317.0
Administration and other	**271.5**	284.2
Investing[1]	**28.0**	214.1
Total expenses – before borrowing expenses	**3,053.8**	3,354.0
Borrowing expenses		
Interest expense	**134.4**	183.1
Other borrowing gains	**(0.4)**	(0.6)
Total borrowing expenses	**134.0**	182.5
Total expenses	**3,187.8**	3,536.5

1 The current year amount represents the fair value of the Neverfail trademarks.

	2003 $M	2002 $M

3. Profit from Ordinary Activities continued

Profit from ordinary activities before tax has been arrived at after including –

b) Significant items included in total expenses

	2003 $M	2002 $M
Redundancy and restructuring expenses	–	15.5
Rationalisation of certain non-profitable cold drink equipment	–	11.0
Carrying amount including related costs of –		
PET manufacturing operations sold[1]	–	151.5
major South Korean properties sold[1]	–	62.6
	–	240.6

1 These amounts are categorised as investing expenses in 3 a).

c) Other items

	2003 $M	2002 $M
Amortisation expense		
Goodwill	**1.0**	2.4
Trademarks	**0.7**	0.5
Total amortisation expense	**1.7**	2.9
Depreciation expense		
Buildings	**9.2**	10.0
Plant and equipment	**134.3**	146.5
Total depreciation expense	**143.5**	156.5
Bad and doubtful debts expense		
Trade debtors	**1.7**	1.8
Other debtors	**(0.4)**	0.5
Total bad and doubtful debts expense	**1.3**	2.3
Rentals – operating leases	**40.1**	38.6
Defined benefit superannuation plan contributions	**27.1**	46.2
Employees Share Plan expenses	**4.9**	4.8
Foreign exchange gains	**(4.8)**	(12.1)
Write down of inventories to net realisable value	**1.1**	0.1
Write down of investments to recoverable amounts	**0.3**	1.2
Rationalisation of certain non-profitable cold drink equipment[1]	–	11.0
(Profit) loss from sale of –		
PET manufacturing operations[1]	–	(2.5)
major South Korean properties[1]	–	(27.2)
other property, plant and equipment	**5.4**	10.4

1 These amounts are derived from significant items included in total revenues and expenses from ordinary activities.

	2003 $M	2002 $M
4. Income Tax Expense from Ordinary Activities		
The prima facie income tax expense reconciles to income tax provided as follows –		
Prima facie income tax expense on profit from ordinary activities at the Australian rate of 30%	**106.2**	87.7
Tax effect of permanent differences –		
Non-allowable expenses	**4.2**	4.4
Investment incentives	**(3.9)**	(22.8)
Other items	**3.5**	1.7
Overseas tax rates differential	**1.5**	0.6
Overseas withholding tax	**7.1**	8.6
Amounts not recorded in future income tax benefits	**(2.5)**	2.0
Amounts (over)/under provided in prior years	**(1.2)**	1.5
Income tax expense from ordinary activities before significant items	**114.9**	83.7
Significant items	**44.6**	(0.8)
Income tax expense from ordinary activities	**159.5**	82.9
Income tax expense comprises –		
Current income tax liability	**161.5**	99.4
Current movement in future income tax benefits	**(1.6)**	(11.8)
Current movement in deferred income tax liability	**(0.4)**	(4.7)
	159.5	82.9

Significant item for 2003

Coca-Cola Amatil Limited (CCA) has reached a settlement with the Australian Taxation Office over a dispute with respect to the demerger of CCA's European operations in 1998. The effect is recorded as a significant item with payment of the additional tax expected to be made early in 2004. The settlement of $50.0 million ($44.6 million tax expense) will finalise all matters pertaining to the dispute over CCA's European demerger in 1998.

Australian tax consolidation

Coca-Cola Amatil Limited (CCA) has formed a consolidated group for income tax purposes, effective on and from 1 January 2003 with each of its wholly owned Australian controlled entities. CCA, as the head entity, has recognised all tax assets and liabilities relating to the consolidated group.

The entities within the group have entered a tax funding arrangement where CCA has agreed to compensate each of the wholly owned Australian controlled entities the carrying amount of their deferred tax balances as at 1 January 2003 and each controlled entity will compensate CCA for the amount of tax payable that would be calculated as if the controlled entity was a tax paying entity.

Management are conducting analysis to determine whether an uplift in the tax cost base of certain depreciable plant exists and whether the economic benefit of an uplift is justified.

CCA will formally notify the Australian Taxation Office of its adoption of the tax consolidation regime at the time of lodgement of the 2003 return.

5. Financial Reporting by Geographic Segments

	Revenue from sales of beverages		Other revenue		Significant items		Total revenues before interest income	
	2003 $M	2002 $M	**2003 $M**	2002 $M	**2003 $M**	2002 $M	**2003 $M**	2002 $M
Australia	**1,882.9**	1,776.8	**40.1**	12.2	**–**	130.1	**1,923.0**	1,919.1
Oceania[1]	**484.3**	397.4	**2.4**	1.3	**–**	23.9	**486.7**	422.6
South Korea	**612.5**	837.5	**40.1**	10.9	**–**	89.8	**652.6**	938.2
Indonesia	**377.4**	420.9	**6.1**	3.6	**–**	–	**383.5**	424.5
Other[2]	**–**	–	**78.0**	74.7	**–**	–	**78.0**	74.7
CCA Group	**3,357.1**	3,432.6	**166.7**	102.7	**–**	243.8	**3,523.8**	3,779.1

	Earnings before interest, tax and significant items		Significant items[3]		Segment result – earnings before interest and tax	
	2003 $M	2002 $M	**2003 $M**	2002 $M	**2003 $M**	2002 $M
Australia	**377.7**	317.0	**–**	(4.8)	**377.7**	312.2
Oceania[1]	**82.3**	63.1	**–**	0.2	**82.3**	63.3
South Korea	**14.2**	62.0	**–**	10.4	**14.2**	72.4
Indonesia	**22.1**	21.4	**–**	–	**22.1**	21.4
Other[2]	**(26.3)**	(41.6)	**–**	(2.6)	**(26.3)**	(44.2)
CCA Group	**470.0**	421.9	**–**	3.2	**470.0**	425.1

	Assets		Liabilities		Net assets	
	2003 $M	2002 $M	**2003 $M**	2002 $M	**2003 $M**	2002 $M
Australia	**3,494.9**	3,171.7	**397.0**	331.8	**3,097.9**	2,839.9
Oceania[1]	**626.2**	640.9	**88.9**	94.2	**537.3**	546.7
South Korea	**845.3**	1,185.2	**93.9**	139.3	**751.4**	1,045.9
Indonesia	**466.0**	557.7	**113.4**	123.1	**352.6**	434.6
Other[2]	**51.7**	37.3	**65.6**	47.6	**(13.9)**	(10.3)
Total segments	**5,484.1**	5,592.8	**758.8**	736.0	**4,725.3**	4,856.8
Assets and liabilities excluded from above[4]	**307.9**	358.1	**2,111.5**	1,999.7	**(1,803.6)**	(1,641.6)
CCA Group	**5,792.0**	5,950.9	**2,870.3**	2,735.7	**2,921.7**	3,215.2

	Depreciation and amortisation expense		Other non-cash expenses		Additions and acquisitions of non-current assets[5]	
	2003 $M	2002 $M	**2003 $M**	2002 $M	**2003 $M**	2002 $M
Australia	**73.2**	76.4	**30.5**	20.6	**399.9**	58.7
Oceania[1]	**18.8**	19.8	**4.4**	2.6	**28.5**	32.2
South Korea	**32.0**	38.1	**17.4**	42.2	**23.8**	13.7
Indonesia	**19.6**	21.2	**13.4**	11.4	**12.4**	37.0
Other[2]	**1.6**	3.9	**8.4**	5.2	**–**	0.4
CCA Group	**145.2**	159.4	**74.1**	82.0	**464.6**	142.0

1 The Oceania segment comprises New Zealand, Papua New Guinea and Fiji operations.
2 Other includes corporate and unallocated.
3 Significant items include the following –

	2002 $M
Redundancy and restructuring expenses	*(15.5)*
Rationalisation of certain non-profitable cold drink equipment	*(11.0)*
Profit from sale of PET manufacturing operations	*2.5*
Profit from sale of major South Korean properties	*27.2*
	3.2

4 Assets and liabilities shown against each segment exclude future income tax benefits, tax liabilities and assets and liabilities which relate to the Group's financing activity.
5 Non-current assets comprise investments in securities, investments in bottlers' agreements, property, plant and equipment and intangibles for this disclosure.

... in one business segment being the beverage industry within which it manufactures, distributes and markets carbonated soft drinks, mineral

	Refer Note	2003 $M	2002 $M
6. Retained Profits and Equity Attributable to Members of Coca-Cola Amatil Limited			
Retained profits			
Balance at the beginning of the financial year		**1,646.1**	1,541.6
Net profit attributable to members of Coca-Cola Amatil Limited		**194.2**	209.5
Total available for appropriation		**1,840.3**	1,751.1
Dividends appropriated	8	**(142.5)**	(103.3)
Adjustment arising from adoption of revised Accounting Standard AASB 1028 "Employee Benefits"		**(1.3)**	–
Transferred to foreign currency translation reserve		**–**	(1.7)
Closing balance		**1,696.5**	1,646.1
Equity			
Balance at the beginning of the financial year		**3,199.9**	3,009.1
Total changes in equity recognised in the Consolidated Statements of Financial Performance		**(178.3)**	253.6
Transactions with owners as owners –			
Contributed equity	7	**29.5**	40.5
Dividends appropriated	8	**(142.5)**	(103.3)
Closing balance		**2,908.6**	3,199.9

	2003 No.	2002 No.	2003 $M	2002 $M
7. Issues of Ordinary Shares During the Financial Year				
Fully paid ordinary shares				
Balance at the beginning of the financial year	**692,442,082**	684,287,903	**1,557.9**	1,517.4
Issued as part consideration for additional 1.66% of CCA's Indonesian operation	**–**	771,929	**–**	4.8
Shares issued in respect of –				
Dividend Reinvestment Plan	**1,585,573**	3,473,091	**8.6**	19.3
Employee Share Plan	**779,247**	533,309	**4.5**	3.2
Executive Option Plan	**4,666,300**	3,375,850	**16.4**	13.2
Total movement	**7,031,120**	8,154,179	**29.5**	40.5
Closing number of shares	**699,473,202**	692,442,082		
Fully paid non-participating shares			**43.7**	43.7
Total contributed equity			**1,631.1**	1,601.6

Dividend Reinvestment Plan

The Dividend Reinvestment Plan provides shareholders (subject to a maximum of 50,000 shares per beneficial shareholder) with the opportunity to receive fully paid ordinary shares, in lieu of cash dividends, at a discount of 5% from market price at time of issue. Market price is the average price of a specified ten-day period prior to issue.

The last date of Election Notices under this Plan is 27 February 2004.

	2003 ¢	2003 $M	2002 ¢	2002 $M
8. Dividends				
Prior year final dividend on ordinary shares (franked to 50%)	**10.5**	**72.8**	7.0	48.0
Current year interim dividend on ordinary shares (franked to 50%)	**10.0**	**69.7**	8.0	55.3
Total dividends	**20.5**	**142.5**	15.0	103.3

Subsequent to the end of the financial year the Directors have declared the following dividend –

Class of share	Rate per share ¢	Franking per share ¢	Amount $M	Date payable
Ordinary	13.0	9.75	91.0	31 March 2004

The unfranked portion of the March 2004 dividend will be paid from the Company's foreign dividend account and will not attract dividend withholding tax.

	2003 $	2002 $
9. Net Tangible Asset Backing		
Net tangible asset backing per ordinary share	**4.15**	4.61

	2003 $M	2002 $M
10. Statements of Cash Flows		
Reconciliation of Cash		
Cash assets	**260.1**	205.4
Call deposits (included in loans)	**(300.0)**	(10.0)
Bank overdrafts	**(0.2)**	(0.9)
Cash (deficit)/held at the end of the financial year	**(40.1)**	194.5
Non-cash investing and financing activities		
Dividends satisfied by the issue of shares under the Dividend Reinvestment Plan	**8.6**	19.3

11. Entities over which Control has been Gained

CCA gained control of Neverfail Springwater Ltd Group (Neverfail) on 14 July 2003. During the period to 31 December 2003 Neverfail contributed $5.8 million profit from ordinary activities after tax to the Group result.

12. Compliance Statement

This report is based upon accounts that have been audited. The audit report, which is unqualified, will be made available with the Company's Annual Report.